082-0-4939 04930

LRP

SUPPL

CHANGE IN THE MANAGING BOARD

07025015

Landesbank Rheinland-Pfalz

dw 7/10

MR. PAUL K. SCHMINKE

retired as of 30 June 2007,
after 17 years as member of the Managing Board
of LRP Landesbank Rheinland-Pfalz
as well as 30 years as executive member
and Chairman of the Board of Directors
of LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg.

With effect from 1 July 2007, the Managing Board of LRP is composed as follows:



DR. FRIEDHELM PLOGMANN

Chairman of the Managing Board



DANIEL F. JUNCKER

Member of the Managing Board



HANS-JOACHIM STRÜDER

Member of the Managing Board



HUBERT SÜHR

Member of the Managing Board



LRP Landesbank Rheinland-Pfalz
Grosse Bleiche 54-56
55098 Mainz
Germany
Tel (+49 61 31) 13-01
Fax (+49 61 31) 13-27 24
E-mail: LRP@LRP.de

END